SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Medical Information Technology, Inc.
(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Howard Messing
Chief Executive Officer
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, MA 02090
(781) 821-3000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Thomas J. LaFond
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000

This statement is filed in connection with (check the appropriate box):
a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$75,188,430	$8,203.06

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the payment of $45.00 per share in cash in lieu of issuing fractional shares to holders of fractional shares of common stock after the proposed reverse stock split.

(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $75,188,430 by 0.0001091.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by Medical Information Technology, Inc. (the "Company"), a Massachusetts corporation.

The Company proposes to hold a special meeting of its stockholders to consider an amendment to the Company's articles of organization, as amended to date, to effect a 1-for-5,000 reverse stock split of the Company's common stock, par value $1.00 per share (the "Reverse Stock Split", and such transaction, the "Transaction"). As a result of the Transaction, each share of the Company's common stock held by a shareholder of record owning immediately prior to the effective time of the Transaction fewer than 5,000 shares will be converted into the right to receive $45 in cash, without interest (the "Cash Payment"), and such shareholders would no longer be shareholders of the Company. Any fractional shares held by continuing shareholders would also be purchased for cash at the same price of $45 for each share held before the Reverse Stock Split that becomes a fractional share.

The purpose of the Transaction is to enable the Company to reduce the number of its record holders of common stock to below 300. The Transaction is being undertaken as part of the Company's plan to terminate the registration of the Company's common stock under Section 12(g) of the Exchange Act and suspend the Company's duty to file periodic reports and other information with the SEC under Section 15(d) of the Exchange Act.

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company's preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption "SUMMARY OF TERMS OF REVERSE STOCK SPLIT" is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is Medical Information Technology, Inc., a Massachusetts corporation. The Company's principal executive offices are located at MEDITECH Circle, Westwood, MA 02090. The Company's telephone number is (781) 821-3000.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company's common stock, $1.00 par value per share, of which 37,190,854 shares were outstanding as of [o], 2020.

(c) Trading Market and Price. There is no established trading market for the common stock of the Company.

(d) Dividends. The information set forth in the Proxy Statement under "DIVIDENDS" is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The Company has not purchased any shares of its common stock during the past two years.

Item 3. Identity and Background of Filing Person

(a) Name and Address. The Company is both the filing person and the subject company. Its address and telephone number are provided in Item 2(a) above. The name of each director and executive officer of the Company is set forth below.

Name	Position

A. Neil Pappalardo	Chairman and Director
Lawrence A. Polimeno	Vice Chairman and Director
Howard Messing	Chief Executive Officer and Director
Barbara A. Manzolillo	Treasurer, Chief Financial Officer and Director
Edward B. Roberts	Director
Stuart N. Lefthes	Director
Michelle I. O'Connor	President and Chief Operating Officer
Hoda Sayed-Friel	Executive Vice President
Helen M. Waters	Executive Vice President

The address of each director and executive officer of the Company is c/o Medical Information Technology, Inc., MEDITECH Circle, Westwood, MA 02090.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under "DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT," "PROPOSAL FOR THE REVERSE STOCK SPLIT," "REASONS FOR THE REVERSE STOCK SPLIT," "SHAREHOLDERS AND SHARES," "CASH PURCHASE OF FRACTIONAL SHARES," "PAYMENT FUNDING," "MATERIAL FEDERAL INCOME TAX CONSEQUENCES," "OUTCOME OF REVERSE STOCK SPLIT," "IMPACT OF REVERSE STOCK SPLIT" and "REQUIRED SHAREHOLDER APPROVAL" is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Appraisal Rights;" and "APPRAISAL RIGHTS" is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. No provision is being made by the Company in connection with the Transaction to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. Not Applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company's Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Payment for Fractional Shares" and "CASH PURCHASE OF FRACTIONAL SHARES" is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Purpose of the Reverse Stock Split" "PROPOSAL FOR THE REVERSE STOCK SPLIT" and "REASONS FOR THE REVERSE STOCK SPLIT" and "SCHEDULE 13E-3 FILING" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Purpose of the Reverse Stock Split," "PROPOSAL FOR THE REVERSE STOCK SPLIT," "REASONS FOR THE REVERSE STOCK SPLIT" and "SCHEDULE 13E-3 FILING" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under "REASONS FOR THE REVERSE STOCK SPLIT- Alternative Considered" is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Purpose of the Reverse Stock Split," "PROPOSAL FOR THE REVERSE STOCK SPLIT," "REASONS FOR THE REVERSE STOCK SPLIT" and "SCHEDULE 13E-3 FILING" is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT," "PROPOSAL FOR THE REVERSE STOCK SPLIT," "REASONS FOR THE REVERSE STOCK SPLIT," "SHAREHOLDERS AND SHARES," "CASH PURCHASE OF FRACTIONAL SHARES," "PAYMENT FUNDING," "MATERIAL FEDERAL INCOME TAX CONSEQUENCES," "OUTCOME OF REVERSE STOCK SPLIT" and "IMPACT OF REVERSE STOCK SPLIT" is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT -Fairness of Transaction," and "FAIRNESS OF CASH PAYMENT" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under "FAIRNESS OF CASH PAYMENT" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under "REQUIRED SHAREHOLDER APPROVAL" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under "FAIRNESS OF CASH PAYMENT" is incorporated herein by reference.

(e) Approval of directors. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Reverse Stock Split" and "BOARD OF DIRECTORS RECOMMENDATION" is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under "FAIRNESS OF CASH PAYMENT" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under "PAYMENT FUNDING" is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under "PAYMENT FUNDING" is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under "PAYMENT FUNDING" is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Reverse Stock Split" and "BOARD OF DIRECTORS RECOMMENDATION" is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under "SUMMARY OF TERMS OF REVERSE STOCK SPLIT - Reverse Stock Split" and "BOARD OF DIRECTORS RECOMMENDATION" is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under "SHAREHOLDER INFORMATION" is incorporated herein by reference.

(b) Pro forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under "SOLICITATION OF PROXIES" is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under "SOLICITATION OF PROXIES" is incorporated herein by reference.

Item 15. Additional Information

(b) Not applicable.

(c) Other Material Information. Not applicable.

Item 16. Exhibits

(a)(i) Notice of Meeting and Proxy Statement of the Company (incorporated herein by reference to the Company's Schedule 14A filed with the Securities and Exchange Commission on October 1, 2020).

(a)(ii) Annual financial statements for the years ended December 31, 2019 and December 31, 2018 of Medical Information Technology, Inc. appearing in the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (filed with the SEC on January 31, 2020 and incorporated herein by reference).

(a)(iii) Interim financial statements for the nine months ended September 30, 2020 of Medical Information Technology, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 (filed with the SEC on October 30, 2020 and incorporated herein by reference).

(b) Not applicable.

(c) Not applicable.

(f) Description of Appraisal Rights, incorporated by reference to Exhibit B to the Company's Schedule 14A filed with the Securities and Exchange Commission on October 1, 2020.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MEDICAL INFORMATION TECHNOLOGY, INC.

By:/s/ Howard Messing
Howard Messing
Chief Executive Officer
Dated: October 1, 2020